UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                   NorthPoint Communications Group, Inc.
------------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $0.001 per share
------------------------------------------------------------------------------
                       (Title of Class of Securities)
                                666610 10 0
                -------------------------------------------
                               (CUSIP Number)

                            Kenneth Maiman, Esq.
                         Appaloosa Management L.P.
                        26 Main Street, First Floor
                             Chatham, NJ 07928
                               (973) 701-7000
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               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communication)

                             November 14, 2001
------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 666610 10 0

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        Appaloosa Management L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               7,860,000

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             7,860,000

                10  SHARED DISPOSITIVE POWER

                        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,860,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.89%

14  TYPE OF REPORTING PERSON

        PN

                             SCHEDULE 13D

CUSIP No. 666610 10 0

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        Appaloosa Partners Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               7,860,000

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             7,860,000

                10  SHARED DISPOSITIVE POWER

                        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,860,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.89%

14  TYPE OF REPORTING PERSON

        CO

                             SCHEDULE 13D

CUSIP No. 666610 10 0

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        David A. Tepper

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        USA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               7,860,000

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             7,860,000

                10  SHARED DISPOSITIVE POWER

                        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,860,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.89%

14  TYPE OF REPORTING PERSON

        IN

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

ITEM 1.   SECURITY AND ISSUER.

          The class of equity securities to which this statement relates is the common stock, par value $0.001 per share (the "Common Stock") of NorthPoint Communications Group, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at c/o E. Lynn Schoenmann, Esq., Chapter 7 Trustee (the "Trustee"), 800 Powell Street, San Francisco, CA 94108.

ITEM 2.   IDENTITY AND BACKGROUND.

          This statement on Schedule 13D is being filed by Appaloosa Management L.P., a Delaware limited partnership (the "Manager"), Appaloosa Partners Inc., a Delaware corporation ("API"), and David A. Tepper ("Mr. Tepper" and, together with the Manager and API, the "Reporting Persons"). The Reporting Persons have entered into a Joint Filing Agreement, dated as of November 19, 2001, a copy of which is attached hereto as Exhibit 1.

          The general partner of the Manager is API. Mr. Tepper is the sole stockholder and President of API.

          The Manager is the general partner of Appaloosa Investment Limited Partnership I, a Delaware limited partnership ("AILP"), and acts as an investment adviser to Palomino Fund Ltd., a British Virgin Islands corporation ("Palomino"). The address of the principal business and of the principal office of the Manager, API and AILP is 26 Main Street, 1st Floor, Chatham, New Jersey 07928. The address of the principal business and principal office of Palomino is c/o Trident Trust Company (Cayman) Ltd., 1 Capital Place, P.O. Box 847, Grand Cayman, Cayman Islands. AILP and Palomino are sometimes referred to herein collectively as the "Purchasers."

          Mr. Tepper is a citizen of the United States, his principal occupation is President of API and his business address is 26 Main Street, 1st Floor, Chatham, New Jersey 07928.

          During the past five years, to the best knowledge of the persons named above, none of the persons named above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Tepper is the president and sole stockholder of API, the general partner of the Manager. The Manager is the general partner of AILP and an investment adviser to Palomino. The Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the rules and regulations under the Securities Exchange Act of 1934, as amended. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that such a group exists, and the existence of any such group is hereby expressly disclaimed.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Of the 7,860,000 shares of Common Stock held by the Purchasers, 4,189,380 shares were purchased with the funds of AILP and 3,670,620 shares were purchased with the funds of Palomino.

ITEM 4.   PURPOSE OF TRANSACTION.

          The purpose of the acquisition by the Purchasers of the shares of Common Stock is for investment. The Purchasers may consider making additional purchases of shares of Common Stock in the open market or in private transactions, the extent of which purchases would depend upon prevailing market and other conditions. Alternatively, the Purchasers may sell all or a portion of their shares of Common Stock in open market or private transactions, depending upon prevailing market conditions and other factors.

          The Reporting Persons are beneficial owners of the Company's 12 7/8% Senior Notes due 2010 (the "12 7/8% Notes"). The Reporting Persons may consider making additional purchases of the 12 7/8% Notes in the open market or in private transactions, the extent of which purchases would depend upon prevailing market and other conditions. Alternatively, the Reporting Persons may sell all or a portion of their holdings of the 12 7/8% Notes in open market or private transactions, depending upon prevailing market conditions and other factors.

          The Reporting Persons understand that the Company has filed a Chapter 7 bankruptcy case (Case No. 01-30127-C7) in the United States Bankruptcy Court for the Northern District Of California (San Francisco Division). The Reporting Persons believe that the Company's principal asset is its interest in the litigation styled E. Lynn Schoenmann, Trustee for the Chapter 7 Estates of NorthPoint Communications Group, Inc. et al. v. Verizon Communications, Inc. et al., Case No. 317249 in the Superior Court of the State of California, City and County of San Francisco (the "Verizon Litigation"). The Reporting Persons are monitoring the Verizon Litigation and may seek to influence the outcome of the Verizon Litigation through communications with the Trustee or other participation in the case or take other actions they may deem neccessary to maximize the value of their holdings.

          Except as otherwise described in this Schedule 13D, the Purchasers and the Reporting Persons currently have no plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of this Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          As of November 14, 2001, 133,452,767 shares of Common Stock were outstanding (as reported in Company's Form 10-Q for the period ending September 30, 2000).

          (a) As of November 14, 2001, as a result of transactions reported in this Schedule 13D, (i) AILP is the beneficial owner of 4,189,380 shares of the Common Stock which constitutes 3.14% of the 133,452,767 shares of Common Stock deemed to be outstanding for this purpose, (ii) Palomino is the beneficial owner of 3,670,620 shares of the Common Stock which constitutes 2.75% of the 133,452,767 shares of Common Stock deemed to be outstanding for this purpose and (iii) each of the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 7,860,000 shares of Common Stock which constitutes 5.89 % of the 133,452,767 shares of Common Stock deemed to be outstanding for this purpose.

          (b) AILP has the sole power to direct the vote and disposition of 4,189,380 shares of Common Stock. Palomino has the sole power to direct the vote and disposition of 3,670,620 shares of Common Stock. Each of the Reporting Persons may be deemed to have the sole power to direct the vote and disposition of 7,860,000 shares of Common Stock.

          (c) During the sixty days preceding the date of this Schedule 13D, AILP purchased the following shares of Common Stock, all in open market transactions.

     Purchase Date        Number of Shares        Per Share Purchase Price
     -------------        ----------------        ------------------------

        9/25/01                10,660                     $ .088000
       10/01/01                72,488                     $ .088500
       10/02/01                15,990                     $ .088000
       10/09/01                21,320                     $ .088800
       10/11/01                21,320                     $ .088000
       10/12/01               461,045                     $ .091900
       10/12/01                26,650                     $ .090000
       10/15/01               327,795                     $ .113600
       10/16/01                39,975                     $ .145000
       10/16/01                26,650                     $ .150000
       10/16/01                 6,663                     $ .149994
       10/19/01                39,975                     $ .160000
       10/26/01               147,908                     $ .155000
       11/02/01                37,310                     $ .160000
       11/07/01                59,963                     $ .148300
       11/08/01               259,837                     $ .143000
       11/12/01                15,990                     $ .155000
       11/13/01                10,660                     $ .155000
       11/14/01               109,798                     $ .160000
       11/15/01               319,800                     $ .159100
       11/16/01               213,200                     $ .155000

          During the sixty days preceding the date of this Schedule 13D, Palomino purchased the following shares of Common Stock, all in open market transactions.

     Purchase Date        Number of Shares        Per Share Purchase Price
     -------------        ----------------        ------------------------

        9/25/01                 9,340                     $ .088000
       10/01/01                63,512                     $ .088500
       10/02/01                14,010                     $ .088000
       10/09/01                18,680                     $ .088800
       10/11/01                18,680                     $ .088000
       10/12/01               403,955                     $ .091900
       10/12/01                23,350                     $ .090000
       10/15/01               287,205                     $ .113600
       10/16/01                35,025                     $ .145000
       10/16/01                23,350                     $ .150000
       10/16/01                 5,837                     $ .149995
       10/19/01                35,025                     $ .160000
       10/26/01               129,592                     $ .155000
       11/02/01                32,690                     $ .160000
       11/07/01                52,537                     $ .148300
       11/08/01               227,663                     $ .143000
       11/12/01                14,010                     $ .155000
       11/13/01                 9,340                     $ .155000
       11/14/01                96,202                     $ .160000
       11/15/01               280,200                     $ .159100
       11/16/01               186,800                     $ .155000

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Purchasers and Reporting Persons or between the Purchaser or the Reporting Persons and any person with respect to any securities of the Company.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          1.   Exhibit 1 - Joint Filing Statement

                                 SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 19, 2001

                                    APPALOOSA MANAGEMENT L.P.


                                    By:  APPALOOSA PARTNERS INC.,
                                         Its General Partner


                                    By:  /s/ David A. Tepper
                                         -----------------------------------
                                         Name:   David A. Tepper
                                         Title:  President


                                    APPALOOSA PARTNERS INC.


                                    By:  /s/ David A. Tepper
                                         -----------------------------------
                                         Name:   David A. Tepper
                                         Title:  President


                                    /s/ David A. Tepper
                                    ----------------------------------------
                                            David A. Tepper

                               EXHIBIT INDEX


     Exhibit 1   --   Joint Filing Agreement.